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Exhibit 12.1

Ratio of Combined Fixed Charges and Preference Dividends to Earnings
(in thousands, except ratios)

	The Company (consolidated) Year Ended December 31,
	2009(1)	2008	2007	2006	2005
Interest Expense	$121,461	$190,712	$241,287	$104,239	$32,568
Preference Security Dividend	20,925	20,925	16,533	860	—

	142,386	211,637	257,820	105,099	32,568

Net income continuing operations	(152,216)	700,159	49,263	37,035	8,273
Fixed charges	142,386	211,637	257,820	105,099	32,568
Preference Security Dividend	(20,925)	(20,925)	(16,533)	(860)	—

	$(30,755)	$890,871	$290,550	$141,274	$40,841

Ratio	(0.22)	4.21	1.13	1.34	1.25

(1)
Earnings were insufficient to cover fixed charges by $173.1 million

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  Exhibit 12.1
Ratio of Combined Fixed Charges and Preference Dividends to Earnings (in thousands, except ratios)